Exhibit 99.3

2012 Annual Business Report

Table of Contents

1.	Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (FY2010 – FY2012)

2.	Company Overview

(1)	Registered Purpose of the Company

(2)	Description of Primary Business

(3)	Problems Confronting the Company

(4)	Business Offices and Game Development Facilities

(5)	Stock

(6)	Debenture

(7)	Major Shareholders

(8)	Investment in Other Companies

(9)	Directors Holding Concurrent Positions

(10)	Material Transactions with Related Parties

(11)	Significant Creditors

(12)	Employees

(13)	Directors and Auditors

(14)	Material Events after the End of Fiscal Year 2012

3.	Financial Statements as of and for the fiscal years ended December 31, 2012 and 2011

(1)	Balance Sheets

(2)	Income Statements

(3)	Statements of Appropriation of Retained Earnings

(4)	Statements of Changes in Shareholders’ Equity

(5)	Statements of Cash Flows

(6)	Notes to Non-consolidated Financial Statements

4.	Consolidated financial Statements as of and for the fiscal years ended December 31, 2012 and 2011

(1)	Consolidated Balance Sheets

(2)	Consolidated Income Statements

(3)	Consolidated Statements of Changes in Shareholders’ Equity

(4)	Consolidated Statements of Cash Flows

(5)	Notes to Consolidated Financial Statements

1. Business Overview

(1)     Business Results and Financial Statements for the Past Three Fiscal Years (FY2010 – FY2012)

(In Korean Won)

Category	FY 2012	FY 2011	FY 2010
Current Assets	55,717,624,294	61,944,250,781	65,301,167,921
• Quick Assets	55,717,624,294	61,944,250,781	65,259,072,544
• Inventories	—	—	42,095,377
Non-current Assets	48,466,233,817	56,759,120,403	40,551,586,832
• Investment Asset	13,658,241,648	21,072,545,640	21,990,555,066
• Tangible Asset	1,007,535,695	1,261,672,069	1,038,239,275
• Intangible Asset	19,286,513,607	19,905,123,988	15,187,420,428
• Other Non-current Asset	14,513,942,867	14,519,778,706	2,335,372,063
Total Assets	104,183,858,111	118,703,371,184	105,852,754,753
Current Liabilities	8,611,856,040	9,847,425,028	10,546,645,634
Non-current Liabilities	8,748,925,892	7,531,044,348	8,310,198,785
Total Liabilities	17,360,781,932	17,378,469,376	18,856,844,419
Common Stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	75,380,209,013	75,380,209,013	75,380,209,013
Retained earnings	6,535,090,813	20,833,492,247	6,061,919,806
Accumulated other comprehensive income and loss	1,433,326,353	1,636,750,548	2,079,331,515
Total Shareholders’ Equity	86,823,076,179	101,324,901,808	86,995,910,334
Revenues	40,104,850,485	40,224,258,623	38,979,077,887
Operating Income	200,286,936	8,462,252,055	6,437,933,773
Income (loss) before income tax	(10,477,026,633)	7,987,324,201	7,778,763,483
Net Income (loss)	(14,298,401,434)	14,771,572,441	4,135,157,464

2. Company Overview

(1)	Registered Purpose of the Company

1)	Software consulting, development and supply

2)	Development and sales of software and CD

3)	Information-technology-related software development

4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing

5)	Online network game services

6)	Applied package-related software development

7)	Production and sales of computer programs

8)	Import and export of software

9)	E-commerce

10)	Character development business

11)	Animation business

12)	Real estate leasing

13)	Service-area restaurant business

14)	Media-related business

15)	Printing and publication

16)	Record & video production and distribution

17)	Any other businesses incidental to the above businesses

(2)     Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002, is commercially offered in 79 markets worldwide, including Korea, Japan, Taiwan, Southeast Asia, the United States and Europe as of December 31, 2012.

Requiem, which was commercially launched in October 2007, is currently serviced worldwide including the United States and Russia. In March 2012, the Company released Ragnarok Online II, which is currently serviced in Korea, Singapore and Malaysia.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as animation, game character merchandising, development of console, IPTV and smartphone games.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan, and joint venture companies in France. The Company also has NeoCyon, Inc., a subsidiary for its mobile business, and Gravity Games Corp., a subsidiary for its online game development, in Korea.

(3)     Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

Due to its high dependence on Ragnarok Online, the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up in various genres through in-house development and publishing, as well as diversifying its business portfolio with multi-platform business.

(4)     Business Offices and Game Development Facilities

Classification	Location
Head Office	Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
Game Development Facilities	Nuritkum Square R&D Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea

(5)     Stock

1)	Total number of shares

(As of December 31, 2012)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31, 2012)

Type	No. of shares	Total face value	%	Remarks
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)     Debenture

(As of December 31, 2012)

Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks
—	—	—	—	—	—	—

*	Company currently has no debentures and has no plan to have debentures in the future.

(7)     Major Shareholders

(As of December 31, 2012)

Shareholder	Shares owned	%	Transaction with the Company	Remarks
GungHo Online Entertainment, Inc.	4,121,739	59.31	*	—
Others	2,827,161	40.69	—	—
Total	6,948,900	100.00	—	—

*	Refer to “(10) Material Transactions with Related Parties.”

(8)     Investment in Other Companies

(As of December 31, 2012)

Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD 5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC*	Dubai, U.A.E.	AED 7,800,000	Gaming Service	7,800	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW 1,673,665,000	Online game development	170,138	50.83%	Subsidiary
Gravity EU SAS	Paris, France	EUR 1,000,000	Gaming Service	2,500	25.00%	Joint Venture

*	The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of December 31, 2012.

(9)     Directors Holding Concurrent Positions

Name	Company			Remarks
	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Games Corp.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—
	Gravity EU SAS	Executive Director	—

(10)     Material Transactions with Related Parties

(In thousands of Korean Won)

Related persons, companies	Revenue		Purchase Amount		Credit		Liabilities
	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011
GungHo Online Entertainment, Inc.	25,341,971	24,041,388	2,766,976	701,228	2,189,392	2,604,620	6,455,698	5,360,054
Gravity Interactive, Inc.	887,986	1,141,499	—	—	2,165,044	2,045,544	—	184,959
Gravity Entertainment Corp.	—	91,687	—	—	—	—	—	162
Gravity Middle East & Africa FZ-LLC		—	—	—	—	—	1,820,301	1,820,301
NeoCyon, Inc.	1,739,398	1,992,510	1,896,145	1,455,010	547,804	1,006,957	370,184	242,071
Gravity Games Corp.	16,706	6,570	288,633	75,300	3,161,366	1,580,373	75,245	182,213
Gravity EU SAS	433,401	518,311	—	—	166,628	317,447	106,806	182,199
Gravity CIS Co., Ltd.	6,950	27,680	120,361	—	—	1,293,108	—	—
Ingamba LLC	137,803	275,416	—	—	—	46,621	—	—
Total	28,564,215	28,095,061	5,072,115	2,231,538	8,230,234	8,894,670	8,828,234	7,971,959

(11)     Significant Creditors

The Company had no significant creditors as of December 31, 2012.

(12)     Employees

(As of December 31, 2012)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	9	220	64	38	331

(13)     Directors and Auditors

Name	Position	Main work	Transaction with the Company	Remarks
Hyun Chul Park	CEO	Chief Executive Officer	—	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—	—
Kazuki Morishita	Executive Director	—	—	—
Kazuya Sakai	Executive Director	—	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—	—
Jung Yoo	Independent Director	Member of audit committee	—	—

(14)     Material Events after the end of FY 2012

    N/A

3. Financial statements as of and for the fiscal year ended December 31, 2012 and 2011

(1)     Balance Sheets

GRAVITY CO., LTD.			(In Korean Won)

	FY 2012		FY 2011
Assets
Current Assets		55,717,624,294		61,944,250,781
Quick assets		55,717,624,294		61,944,250,781
Cash and cash equivalents	29,078,231,109		31,740,564,444
Short-term financial instruments	17,500,000,000		15,000,000,000
Accounts receivable	4,645,298,139		7,820,845,522
Allowance for doubtful accounts	(8,715,590)		(308,192,458)
Short-term loans	254,999,874		926,233,296
Allowance for doubtful accounts	(200,000,000)		—
Other accounts receivable	507,409,890		695,503,872
Allowance for doubtful accounts	(256,598,537)		(4,448,510)
Accrued income	342,863,925		451,699,988
Advance payments	3,091,968,755		2,823,335,300
Allowance for doubtful accounts	(1,500,000,000)		—
Prepaid expenses	449,669,356		474,073,648
Current deferred tax assets	633,000,000		1,239,000,000
Prepaid income taxes	963,145,295		897,446,608
Refund of income taxes receivable	216,352,078		188,189,071
Non-current Assets		48,466,233,817		56,759,120,403
Investment assets		13,658,241,648		21,072,545,640
Equity method investments	11,811,902,502		19,996,357,354
Long-term available-for-sale securities	647,061,335		1,046,466,233
Long-term loans	3,805,927,811		1,029,722,053
Allowance for doubtful accounts	(2,606,650,000)		(1,000,000,000)
Tangible assets		1,007,535,695		1,261,672,069
Computer and equipment	10,110,035,435		11,266,484,387
Accumulated depreciation	(9,147,422,722)		(10,101,973,246)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	876,559,441		887,604,356
Accumulated depreciation	(833,007,293)		(811,615,252)
Leasehold improvements	745,967,319		745,967,319
Accumulated depreciation	(744,596,485)		(724,795,495)
Intangible assets		19,286,513,607		19,905,123,988
Capitalized R&D cost, net	16,992,155,328		18,464,789,177
Software	1,375,034,002		282,663,523
Other intangible assets, net	919,324,277		1,157,671,288
Other non-current assets		14,513,942,867		14,519,778,706
Leasehold deposits	1,374,231,810		1,376,595,810
Long-term prepaid expenses	66,666,660		222,258,499
Non-current deferred tax assets	8,905,000,000		8,747,000,000
Other non-current assets	4,168,044,397		4,173,924,397
Total assets		104,183,858,111		118,703,371,184
Liabilities
Current liabilities		8,611,856,040		9,847,425,028
Accounts payable	4,094,502,416		4,269,286,123
Advances received	1,920,365,988		1,920,365,988
Withholdings	148,737,099		210,685,157

	FY 2012		FY 2011
Deferred income	2,203,565,249		3,134,985,266
Income tax payable	244,685,288		312,102,494
Non-current liabilities		8,748,925,892		7,531,044,348
Long-term deferred income	8,495,437,880		7,287,820,066
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	154,488,012		144,224,282
Total liabilities		17,360,781,932		17,378,469,376
Shareholders’ equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		75,380,209,013		75,380,209,013
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Accumulated other comprehensive income and loss		1,433,326,353		1,636,750,548
Net accumulated comprehensive income of equity method investees	1,484,906,049		1,636,750,548
Net accumulated comprehensive loss of equity method investees	(51,579,696)		—
Retained earnings		6,535,090,813		20,833,492,247
Unappropriated retained earnings	6,535,090,813		20,833,492,247
Total shareholders’ equity		86,823,076,179		101,324,901,808
Total liabilities and shareholders’ equity		104,183,858,111		118,703,371,184

(2)     Income Statements

GRAVITY CO., LTD.			(In Korean Won)

	FY 2012		FY 2011
Revenues		40,104,850,485		40,224,258,623
Online games-subscription revenue	5,437,988,285		4,766,264,315
Online games-royalties and license fees	30,485,995,147		32,754,389,269
Mobile games	1,511,693,503		1,925,512,861
Character merchandising, animation and other revenue	2,669,173,550		778,092,178
Cost of revenues		20,303,476,269		11,327,110,850
Cost of revenues-games	20,303,476,269		11,327,110,850
Gross profit		19,801,374,216		28,897,147,773
Selling and administrative expenses		19,601,087,280		20,434,895,718
Salaries	5,778,272,364		6,817,923,548
Severance benefits	409,454,270		421,574,620
Employee benefits	977,961,165		1,081,793,849
Transportation	337,661,961		445,009,981
Entertainment	57,963,948		80,007,506
Communication	82,971,839		72,292,212
Taxes and dues	289,822,610		913,993,524
Depreciation	161,664,102		340,915,075
Rent	929,417,181		1,034,712,084
Insurance premium	156,260,760		161,752,790
Vehicles maintenance	3,207,100		2,701,290
Freight expenses	3,297,250		7,474,203
Repairs expenses	3,807,600		1,299,100
Training expenses	11,380,001		19,008,828
Books & subscription	17,334,461		22,851,612
Office supplies	36,121,300		66,783,838
Commission paid	3,298,959,172		4,007,934,541
Advertising	4,124,411,894		2,793,249,998
Research and development	2,692,107,705		1,738,494,088
Bad debt	5,901,168		81,274,844
Amortization on intangible assets	223,109,429		323,848,187
Operating income		200,286,936		8,462,252,055
Non-operating income		4,493,589,205		5,309,227,888
Interest income	1,570,694,695		1,647,257,622
Gain on foreign currency translation	31,568,664		91,506,040
Gain on foreign exchange transactions	406,126,770		999,554,915
Gain on valuation of equity-method investments	1,709,803,616		1,868,880,955
Gain on disposal of property and equipment	7,188,410		1,559,092
Gain on disposal of securities under equity method	—		311,084,673
Gain on disposal of other non-current assets	—		62,392,265
Other income	768,207,050		326,992,326
Non-operating expenses		15,170,902,774		5,784,155,742
Other bad debt	2,067,279,776		1,841,809,822
Loss on foreign currency translation	395,764,469		59,690,130
Loss on foreign exchange transactions	764,069,778		823,549,189
Loss on valuation of equity-method investments	4,180,478,516		2,006,445,548
Loss on impairment of long-term available-for-sale securities	399,404,898		—
Loss on disposal of intangible assets	923,838		—
Loss on impairment of intangible assets	291,094,431		798,957,970
Loss on disposal of short-term available-for-sale securities	—		124,629

	FY 2012		FY 2011
Loss on impairment of securities under equity method	6,732,616,544		235,827,637
Loss on disposal of securities under equity method	333,389,213		—
Loss on disposal of other non-current assets	5,880,000		—
Donations	—		10,237,000
Other losses	1,311		7,513,817
Income (loss) before income tax		(10,477,026,633)		7,987,324,201
Income tax expense (benefit)		3,821,374,801		(6,784,248,240)
Net income (loss)		(14,298,401,434)		14,771,572,441
Earnings (loss) per share*
Basic and diluted		(2,058)		2,126

*	Each ADS represents one-fourth of one share of our common stock. Therefore, earnings (loss) per ADS is one-fourth of earnings per share.

(3)	Statements of Appropriation of Retained Earnings

GRAVITY CO., LTD.		(In Korean Won)

	FY 2012	FY 2011
	Confirmed appropriation date: March 27, 2013	Confirmed appropriation date: March 27, 2012
Retained earnings before appreciation	6,535,090,813		20,833,492,247
Unappropriated retained earnings carried over from prior year	20,833,492,247	6,061,919,806
Net income (loss)	(14,298,401,434)	14,771,572,441
Appropriation of retained earnings	—		—
Unappropriated retained earnings carried forwards to subsequent year	6,535,090,813		20,833,492,247

(4)	Statements of Changes in Shareholders’ Equity

GRAVITY CO., LTD.				(In Korean Won)

	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income and Loss	Retained Earnings	Total
Balance at January 1, 2011	3,474,450,000	75,380,209,013	2,079,331,515	6,061,919,806	86,995,910,334
Net income	—	—	—	14,771,572,441	14,771,572,441
Gain on valuation of available-for-sale securities	—	—	1,119,704	—	1,119,704
Changes in equity-method investees with accumulated comprehensive income	—	—	(443,700,671)	—	(443,700,671)
Balance at December 31, 2011	3,474,450,000	75,380,209,013	1,636,750,548	20,833,492,247	101,324,901,808
Balance at January 1, 2012	3,474,450,000	75,380,209,013	1,636,750,548	20,833,492,247	101,324,901,808
Net loss	—	—	—	(14,298,401,434)	(14,298,401,434)
Changes in equity-method investees with accumulated comprehensive income	—	—	(151,844,499)	—	(151,844,499)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(51,579,696)	—	(51,579,696)
Balance at December 31, 2012	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	86,823,076,179

(5)	Statements of Cash Flows

GRAVITY CO., LTD.			(In Korean Won)

	FY 2012		FY 2011
Cash flows from operating activities		5,575,999,596		541,960,310
Net income (loss)	(14,298,401,434)		14,771,572,441
Addition of expenses not involving cash outflows	19,839,438,456		6,389,434,141
Depreciation	490,034,669		654,396,621
Amortization on intangible assets	5,179,797,645		736,987,336
Loss on foreign currency translation	152,637,758		33,609,734
Loss on valuation of equity-method investments	4,180,478,516		2,006,445,548
Loss on impairment of securities under equity method	6,732,616,544		235,827,637
Loss on disposal of other non-current assets	5,880,000		—
Loss on disposal of securities under equity method	333,389,213		—
Loss on disposal of short-term available-for-sale securities	—		124,629
Loss on impairment of long-term available-for-sale securities	399,404,898		—
Bad debt	5,901,168		81,274,844
Other bad debt	2,067,279,776		1,841,809,822
Loss on disposal of intangible assets	923,838		—
Loss on impairment of intangible assets	291,094,431		798,957,970
Deduction of revenues not involving cash inflows	(1,748,560,690)		(2,409,831,277)
Gain on foreign currency translation	31,568,664		165,914,292
Gain on valuation of equity-method investments	1,709,803,616		1,868,880,955
Gain on disposal of securities under equity method	—		311,084,673
Gain on disposal of property and equipment	7,188,410		1,559,092
Gain on disposal of other non-current assets	—		62,392,265
Changes in assets and liabilities arising from operating activities	1,783,523,264		(18,209,214,995)
Decrease in trade accounts receivable	2,314,422,600		501,240,912
Decrease (increase) in accounts receivable	188,141,724		(391,181,433)
Increase in accrued income	(6,293,686)		(182,136,024)
Increase in advance payments	(580,422,612)		(2,515,004,066)
Decrease in prepaid expenses	137,535,960		120,867,702
Decrease (increase) in prepaid income taxes	(65,698,687)		114,157,932
Decrease (increase) in refund of income taxes receivable	(28,163,007)		66,916,101
Decrease (increase) in current portion of deferred tax assets	606,000,000		(1,239,000,000)
Decrease in merchandise	—		42,095,377
Increase in other deposits	—		(4,139,454,397)
Decrease (increase) in long-term prepaid expenses	42,460,171		(204,780,686)
Increase in non-current deferred tax assets	(107,000,000)		(8,866,000,000)
Decrease in accounts payable	(1,044,782,763)		(848,519,890)
Increase in advances received	—		60,697,886
Increase (decrease) in withholdings	(61,948,058)		61,806,222
Increase in leasehold deposits received	10,263,730		76,288,882
Decrease in deferred income	(1,638,872,574)		(1,820,575,830)
Decrease in income tax payable	(67,417,206)		(61,078,023)
Increase in long-term deferred income	2,085,297,672		1,014,444,340
Cash flows from investing activities		(8,238,332,931)		(3,081,605,412)
Cash inflows from investing activities	31,132,142,574		28,342,337,682

	FY 2012		FY 2011
Proceeds from disposal of short-term financial instruments	30,000,000,000		22,000,000,000
Collection of short-term loans receivable	176,249,892		319,749,501
Proceeds from disposal of short-term available-for-sale securities	905,280,000		5,000,000,000
Proceeds from disposal of computer and equipment	4,194,510		17,321,576
Proceeds from disposal of furniture and fixtures	3,006,400		372,728
Proceeds from disposal of software	—		5,856,664
Proceeds from disposal of long-term available-for-sale securities	—		21,440,000
Collection of long-term loans receivable	12,777,772		15,277,758
Decrease in other non-current assets	28,000,000		954,545,455
Decrease in leasehold deposits	2,634,000		7,774,000
Cash outflows from investing activities	(39,370,475,505)		(31,423,943,094)
Increase in short-term financial instruments	32,500,000,000		25,000,000,000
Increase in short-term loans receivable	—		125,514,230
Acquisition of securities under equity method	—		374,015,334
Increase in long-term loans receivable	2,965,600,000		70,000,000
Acquisition of computer and equipment	252,664,561		969,323,129
Acquisition of furniture and fixtures	6,686,000		7,219,090
Increase in development costs	2,080,916,374		4,552,321,278
Acquisition of software	890,657,570		195,440,203
Acquisition of other intangible assets	645,681,000		—
Increase in leasehold deposits	270,000		130,109,830
Acquisition of other non-current assets	28,000,000		—
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Decrease in cash		(2,662,333,335)		(2,539,645,102)
Cash at beginning of year		31,740,564,444		34,280,209,546
Cash at end of year		29,078,231,109		31,740,564,444

(6)    Notes to Non-consolidated Financial Statements

*	For the notes to the non-consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 4, 2013.

3. Consolidated financial statements as of and for the fiscal year ended December 31, 2012 and 2011

(1) Consolidated Balance Sheets

GRAVITY CO., LTD. and a Subsidiary			(In Korean Won)

	FY 2012		FY 2011
Assets
Current Assets		65,595,030,136		70,648,460,979
Quick assets		65,595,030,136		70,648,460,979
Cash and cash equivalents	35,467,760,770		39,298,283,131
Short-term financial instruments	17,500,000,000		15,000,000,000
Accounts receivable	6,974,173,803		8,433,405,905
Allowance for doubtful accounts	(8,715,590)		(308,192,458)
Short-term loans	254,999,874		926,233,296
Allowance for doubtful accounts	(200,000,000)		—
Other accounts receivable	518,234,607		1,323,831,745
Allowance for doubtful accounts	(266,048,537)		(625,636,630)
Accrued income	361,904,336		480,616,427
Advance payments	3,122,840,851		2,876,946,344
Allowance for doubtful accounts	(1,500,000,000)		—
Prepaid expenses	731,290,937		598,200,117
Current deferred tax assets	1,425,995,882		1,411,334,100
Prepaid income taxes	996,241,125		897,446,608
Refund of income taxes receivable	216,352,078		335,992,394
Non-current Assets		40,838,688,584		49,628,501,664
Investment assets		4,206,205,165		12,837,401,878
Equity method investments	2,359,866,019		11,761,213,592
Long-term available-for-sale securities	647,061,335		1,046,466,233
Long-term loans	3,805,927,811		1,029,722,053
Allowance for doubtful accounts	(2,606,650,000)		(1,000,000,000)
Tangible assets		1,313,983,034		1,510,384,898
Computer and equipment	10,334,944,860		11,478,904,812
Accumulated depreciation	(9,332,515,938)		(10,281,218,222)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	1,737,529,330		1,524,498,734
Accumulated depreciation	(1,427,346,052)		(1,232,972,250)
Leasehold improvements	745,967,319		745,967,319
Accumulated depreciation	(744,596,485)		(724,795,495)
Intangible assets		19,659,547,419		20,151,434,498
Capitalized R&D cost, net	17,387,029,387		18,935,818,255
Software	1,428,794,140		346,697,018
Other intangible assets, net	843,723,892		868,919,225
Other non-current assets		15,658,952,966		15,129,280,390
Leasehold deposits	1,374,231,810		1,376,595,810
Long-term prepaid expenses	66,834,074		247,720,557
Non-current deferred tax assets	9,844,792,685		9,125,989,626
Other non-current assets	4,373,094,397		4,378,974,397
Total assets		106,433,718,720		120,276,962,643
Liabilities
Current liabilities		10,146,253,560		11,091,264,423
Accounts payable	5,350,029,507		5,275,378,854
Advances received	1,921,231,604		1,920,365,988
Withholdings	325,093,424		253,788,025

	FY 2012		FY 2011
Deferred income	2,305,213,737		3,329,629,062
Income tax payable	244,685,288		312,102,494
Non-current liabilities		9,081,822,942		7,547,483,444
Long-term deferred income	8,907,577,454		7,350,855,052
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	75,245,488		97,628,392
Total liabilities		19,228,076,502		18,638,747,867
Shareholders’ equity
Parent interest		86,823,076,179		101,304,901,808
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Consolidated capital surplus		75,380,209,013		75,380,209,013
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Consolidated accumulated other comprehensive income and loss		1,433,326,353		1,636,750,548
Net accumulated comprehensive income of equity method investees	1,484,906,049		1,636,750,548
Net accumulated comprehensive loss of equity method investees	(51,579,696)		—
Consolidated retained earnings		6,535,090,813		20,813,492,247
Unappropriated consolidated retained earnings	6,535,090,813		20,813,492,247
Non-controlling interest in consolidated subsidiary		382,566,039		333,312,968
Total shareholders’ equity		87,205,642,218		101,638,214,776
Total liabilities and shareholders’ equity		106,433,718,720		120,276,962,643

(2)	Consolidated Income Statements

GRAVITY CO., LTD. and a Subsidiary			(In Korean Won)

	FY 2012		FY 2011
Revenues		51,951,081,797		47,626,218,185
Online games-subscription revenue	5,437,988,285		4,766,264,315
Online games-royalties and license fees	31,211,154,620		33,384,490,375
Mobile games	11,423,133,879		8,627,622,577
Character merchandising, animation and other revenue	3,878,805,013		847,840,918
Cost of revenues		28,671,332,710		16,542,641,996
Cost of revenues-games	28,671,332,710		16,542,641,996
Gross profit		23,279,749,087		31,083,576,189
Selling and administrative expenses		22,552,040,578		21,643,122,666
Salaries	6,532,986,229		7,468,096,001
Severance benefits	487,148,730		507,021,668
Employee benefits	1,089,617,936		1,188,766,605
Transportation	351,749,842		480,909,786
Entertainment	76,824,610		107,506,240
Communication	111,511,374		101,479,141
Taxes and dues	337,989,648		928,897,394
Depreciation	189,676,360		357,925,942
Rent	944,154,805		1,057,078,134
Insurance premium	156,260,760		161,752,790
Vehicles maintenance	9,423,450		5,848,680
Freight expenses	3,932,250		9,717,137
Repairs expenses	3,807,600		1,299,100
Training expenses	11,380,001		19,008,828
Books & subscription	21,591,561		27,543,204
Office supplies	41,181,741		69,653,156
Commission paid	2,595,232,352		3,453,157,451
Advertising	4,366,436,421		2,884,713,894
Research and development	5,134,051,331		2,579,562,933
Bad debt	5,901,168		81,274,844
Amortization on intangible assets	81,182,409		151,909,738
Operating income		727,708,509		9,440,453,523
Non-operating income		3,515,449,105		4,548,956,665
Interest income	1,797,228,669		1,882,261,887
Gain on foreign currency translation	41,153,170		100,966,300
Gain on foreign exchange transactions	451,668,994		1,141,868,244
Gain on valuation of equity-method investments	492,910,895		891,628,427
Gain on disposal of property and equipment	7,596,428		1,559,092
Gain on disposal of securities under equity method	—		311,084,673
Gain on disposal of other non-current assets	—		62,392,265
Other income	724,890,949		157,195,777
Non-operating expenses		15,491,596,277		5,908,893,937
Other bad debt	2,076,729,776		1,841,809,822
Loss on foreign currency translation	562,342,501		110,904,476
Loss on foreign exchange transactions	886,687,416		894,782,881
Loss on valuation of equity-method investments	4,180,478,516		2,006,445,548
Loss on impairment of long-term available-for-sale securities	399,404,898		—
Loss on disposal of property and equipment	—		1,275,785
Loss on disposal of intangible assets	923,838		—
Loss on impairment of intangible assets	291,094,431		798,957,970

	FY 2012		FY 2011
Loss on disposal of short-term available-for-sale securities	—		124,629
Loss on disposal of securities under equity method	333,389,213		—
Loss on impairment of securities under equity method	6,732,616,544		235,827,637
Loss on disposal of other non-current assets	5,880,000		—
Donations	—		10,237,000
Other losses	22,049,144		8,528,189
Income (loss) before income tax		(11,248,438,663)		8,080,516,251
Income tax expense (benefit)		2,980,709,700		(6,654,346,547)
Net income (loss)		(14,229,148,363)		14,734,862,798
Parent interest	(14,278,401,434)		14,697,497,680
Minority interest	49,253,071		37,365,118
Per share data for parent interest
Earnings (loss) per share*
Basic and diluted		(2,055)		2,115

*	Each ADS represents one-fourth of one share of our common stock. Therefore, earnings (loss) per ADS is one-fourth of earnings per share.

(3)	Consolidated Statements of Changes in Shareholders’ Equity

GRAVITY CO., LTD. and a Subsidiary					(In Korean Won)

	Capital stock	Consolidated Capital Surplus	Consolidated Accumulated Other Comprehensive Income and Loss	Consolidated Retained Earnings	Non-controlling Interest	Total
Balance at January 1, 2011	3,474,450,000	75,380,209,013	2,079,331,515	6,115,994,567	7,624,666,504	94,674,651,599
Change in consolidated subsidiaries	—	—	—	—	(7,328,718,654)	(7,328,718,654)
Net income	—	—	—	14,697,497,680	37,365,118	14,734,862,798
Gain on valuation of available-for-sale securities	—	—	1,119,704	—	—	1,119,704
Changes in equity-method investees with accumulated comprehensive income	—	—	(443,700,671)	—	—	(443,700,671)
Balance at December 31, 2011	3,474,450,000	75,380,209,013	1,636,750,548	20,813,492,247	333,312,968	101,638,214,776
Balance at January 1, 2012	3,474,450,000	75,380,209,013	1,636,750,548	20,813,492,247	333,312,968	101,638,214,776
Net income (loss)	—	—	—	(14,278,401,434)	49,253,071	(14,229,148,363)
Changes in equity-method investees with accumulated comprehensive income	—	—	(151,844,499)	—	—	(151,844,499)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(51,579,696)	—	—	(51,579,696)
Balance at December 31, 2012	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	382,566,039	87,205,642,218

(4)	Consolidated Statements of Cash Flows

GRAVITY CO., LTD. and a Subsidiary			(In Korean Won)

	FY 2012		FY 2011
Cash flows from operating activities		5,699,392,626		260,030,487
Net income (loss)	(14,229,148,363)		14,734,862,798
Addition of expenses not involving cash outflows	20,085,259,849		6,471,555,003
Depreciation	671,355,233		762,102,262
Amortization on intangible assets	5,193,522,943		603,172,939
Loss on foreign currency translation	193,963,289		49,477,620
Loss on valuation of equity-method investments	4,180,478,516		2,006,445,548
Loss on impairment of securities under equity method	6,732,616,544		235,827,637
Loss on disposal of securities under equity method	333,389,213		—
Loss on disposal of short-term available-for-sale securities	—		124,629
Loss on impairment of long-term available-for-sale securities	399,404,898		—
Bad debt	5,901,168		81,274,844
Other bad debt	2,076,729,776		1,841,809,822
Loss on disposal of property and equipment	—		1,275,785
Loss on disposal of intangible assets	923,838		—
Loss on impairment of intangible assets	291,094,431		798,957,970
Severance benefits	—		91,085,947
Loss on disposal of other non-current assets	5,880,000		—
Deduction of revenues not involving cash inflows	(538,077,762)		(1,438,366,340)
Gain on foreign currency translation	37,570,439		171,701,883
Gain on valuation of equity-method investments	492,910,895		891,628,427
Gain on disposal of securities under equity method	—		311,084,673
Gain on disposal of property and equipment	7,596,428		1,559,092
Gain on disposal of other non-current assets	—		62,392,265
Changes in assets and liabilities arising from operating activities	381,358,902		(19,508,020,974)
Decrease in trade accounts receivable	566,077,013		390,143,095
Decrease (increase) in accounts receivable	184,456,760		(409,844,783)
Decrease (increase) in accrued income	3,582,342		(174,433,285)
Increase in advance payments	(557,683,664)		(2,394,110,028)
Decrease (increase) in prepaid expenses	(19,959,148)		6,199,565
Decrease (increase) in prepaid income taxes	(100,522,138)		114,157,932
Decrease (increase) in refund of income taxes receivable	121,367,936		(80,887,222)
Increase in current portion of deferred tax assets	(682,464,840)		(10,429,552,110)
Decrease in merchandise	—		42,095,377
Increase in other deposits	—		(4,139,454,397)
Decrease (increase) in long-term prepaid expenses	67,754,811		(230,242,744)
Increase (decrease) in accounts payable	113,844,547		(861,644,614)
Increase (decrease) in advances received	(7,247,761)		60,722,331
Increase in withholdings	71,305,399		80,981,362
Increase (decrease) in leasehold deposits received	(22,382,904)		73,651,192
Decrease in deferred income	(1,723,754,505)		(1,803,987,649)
Decrease in income tax payable	(67,417,206)		(230,361,421)
Increase in long-term deferred income	2,434,402,260		974,872,274

	FY 2012		FY 2011
Payment of severance benefits	—		(496,325,849)
Cash flows from investing activities		(9,529,914,987)		(3,147,965,464)
Cash inflows from investing activities	31,165,798,178		28,821,145,806
Proceeds from disposal of short-term financial instruments	30,000,000,000		22,500,000,000
Collection of short-term loans receivable	176,249,892		319,749,501
Proceeds from disposal of short-term available-for-sale securities	905,280,000		5,000,000,000
Proceeds from disposal of computer and equipment	4,194,510		1,186,364
Proceeds from disposal of furniture and fixtures	4,015,370		672,728
Proceeds from disposal of long-term available-for-sale securities	—		21,440,000
Collection of long-term loans receivable	12,777,772		15,277,758
Decrease in other non-current assets	28,000,000		954,545,455
Decrease in leasehold deposits	35,280,634		8,274,000
Cash outflows from investing activities	(40,695,713,165)		(31,969,111,270)
Increase in short-term financial instruments	32,500,000,000		25,000,000,000
Increase in short-term loans receivable	—		125,514,230
Acquisition of securities under equity method	—		374,015,334
Increase in long-term loans receivable	2,965,600,000		70,000,000
Acquisition of computer and equipment	265,153,561		971,896,129
Acquisition of furniture and fixtures	233,853,026		240,443,503
Increase in development costs	2,080,916,374		4,743,871,673
Acquisition of software	1,828,617,570		211,130,571
Acquisition of other intangible assets	760,656,000		—
Increase of leasehold deposits	32,916,634		130,109,830
Acquisition of other non-current assets	28,000,000		102,130,000
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Increase in cash due to change in consolidation scope		—		7,157,065,243
Increase (decrease) in cash		(3,830,522,361)		4,269,130,266
Cash at beginning of year		39,298,283,131		35,029,152,865
Cash at end of year		35,467,760,770		39,298,283,131

(5)	Notes to Consolidated Financial Statements

*	For the notes to the consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 4, 2013.